Exhibit 99.1

Summit Therapeutics plc

(“Summit Therapeutics” or the “Company”)

Result of General Meeting

Oxford, UK, and Cambridge, MA, US, 4 January 2019 - Summit Therapeutics (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces that at a general meeting of the Company held today in London, in connection with the proposed subscription to raise $25 million announced by the Company on 17 December 2018 (the “Subscription”), all of the resolutions were duly approved by shareholders by way of a poll. Completion of the Subscription is expected to occur on 8 January 2019.

Application has been made for the 78,125,000 new ordinary shares, which will be represented by 15,625,000 American Depositary Shares and issued in connection with the Subscription, to be admitted to trading on AIM, on 8 January 2019 (“Admission”). Following Admission, the Company will have a total of 160,389,881 ordinary shares in issue.

Full details of the poll results are set out below:

	Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld†
Resolution 1: To authorise the Directors to allot and issue new ordinary shares	39,723,809	99.02	392,303	0.98	17,175
Resolution 2: To dis-apply pre-emption rights**	39,707,430	98.98	410,903	1.02	14,954
Resolution 3: To approve the waiver of Rule 9 of the Takeover Code	39,797,345	99.21	315,488	0.79	20,454

**	Special resolution
†	A “Withheld” vote is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

The poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website: www.summitplc.com

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Jessica Hodgson /		summit@consilium-comms.com
Lindsey Neville

Forward Looking Statements

Any statements in this Announcement about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the Subscription, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the risk that the closing conditions to the Subscription are not satisfied, the ability of BARDA or CARB-X to terminate the Company’s contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Announcement represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Announcement.

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